INDEPENDENT AUDITOR'S REPORT


Board of Directors
Ventures-National Incorporated

We have audited the balance sheets of Ventures-National Incorporated as of February 28, 1989, and February 28, 1988, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Ventures-National Incorporated as of February 28, 1989, and February 29, 1988, and the results of its operations and cash flows for each of the three years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has incurred significant operating losses that raise doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              /S/ NEIL, JAMES + ASSOCIATES, PC
                                                  Neil, James & Associates, PC
                                                  Certified Public Accountants

Englewood, Colorado

April 21, 1989
  Except Note 2, as to which
   the date is June 1, 1989


                         Ventures National Incorporated
                          Consolidated Balance Sheets


                                                February 28,      February 29,
                                                    1989              1988
                                                ___________       ___________

                ASSETS

        Current Assets:
         Cash                                   $   164,079       $   257,379
         Accounts receivable                          9,834             2,000
         Note receivable, related
          party, net of allowance for
          doubtful acount of $153,990
          at February 28, 1989                            -           350,000
          Accouns receivable, officer                72,254           390,697
         Inventories and costs relating
          to long-term contracts in
          progress                                1,518,457         1,124,809
         Other Inventories                           13,962           172,570
         Prepaid expenses                                71               652
                                                ___________       ___________
             Total current assets                 1,780,657         2,298,107
                                                ___________       ___________


        Property and equipment
         at cost, net of acculated
         depreciation                               241,024           377,525
                                                ___________       ___________

        Other Investments                                 -           150,000
        Other assets                                 32,441            61,252
                                                ___________       ___________
                                                     32,441           211,252
                                                ___________       ___________

                                                $ 2,054,122       $ 2,886,884
                                                ===========       ===========

          See accompanying notes to consolidated financial statements.

                         Ventures National Incorporated
                          Consolidated Balance Sheets
                                  (Continued)


                                                February 28,      February 29,
                                                    1989              1988
                                                ___________       ___________

                LIABILITIES AND STOCKHOLDERS' EQUITY

        Current liabilities:
         Account payable                        $   321,415       $   270,175
         Current portion of
          long-term debt                             65,000            90,000
         Accrued expenses                             4,745            21,212
         Unearned revenues                        1,320,618           664,222
         Other Inventories                           13,962           172,570
                                                ___________       ___________
             Total current liabilities            1,723,778         1,045,609
                                                ___________       ___________


        Amounts due to officer                            -            93,895
                                                ___________       ___________
                                                          -            93,895
                                                ___________       ___________

               Commitments


        Stockholders' Equity
        Common stock, $.001 par value,
        950,000,000 shares authorized,
        590,221,925 shares issued
        and outstanding                             590,222           590,222
        Paid in capital                           1,838,755         1,838,735
        Accumulated deficit                      (2,086,613)         (681,577)
                                                ___________       ___________
                                                    342,344         1,747,380
                                                ___________       ___________

                                                $ 2,054,122       $ 2,886,884
                                                ===========       ===========
          See accompanying notes to consolidated financial statements.

                         Ventures National Incorporated
                      Consolidated Statements of Operations
                              For the Years Ended

                                February 28,    February 29,    February 28,
                                   1989            1988             1987
                                ____________    ____________    ____________
Sales                           $  1,554,916    $  1,282,067    $  2,492,722
                                ____________    ____________    ____________

Costs and expenses:
  Cost of Sales                    2,099,699       1,251,654       2,149,495
  Bad debts, and write
   off of investments                472,990               -               -
  Selling, general
   and administrative                438,074         556,563         565,241
                                ____________    ____________    ____________
                                   3,010,763       1,808,217       2,714,736
                                ____________    ____________    ____________
Income (loss) from
 operations                       (1,455,847)       (526,150)       (222,014)

Other income and expense:
 Other income                         60,561          95,745          30,110
 Interest expense                     (9,750)        (15,334)        (25,367)
                                ____________    ____________    ____________
                                      50,881          80,411          (4,743)
                                ____________    ____________    ____________
Net income (loss) per
 share:
                                $       (.00)   $       (.00)   $       (.00)
                                ============    ============    ============

Weighted average number
 of common shares
 outstanding                     590,221,925     586,611,000     291,400,000
                                ============    ============    ============
          See accompanying notes to consolidated financial statements.

                         Ventures National Incorporated
                       Statement of Stockholder's Equity
For the Years Ended February 28, 1989, February 29, 1988, and February 28, 1987


                                 Common   Stock           Paid in          Accumulated
                                 --------------            Capital           Deficit       Total
                                Shares     Amount
                                _______   _______           ______         ___________    _________

Balance February 28, 1986    304,277,500  $ 304,278      $  30,000         $   (18,567)   $  315,791

Common shares repurchased    (12,877,500)   (12,878)       (18,122)                          (31,000)

Net loss for the year        ___________  _________         ______            (217,071)     (217,271)

Balance February 28, 1987    291,400,000    291,400         11,958            (235,838)       67,520

Acquisition of subsidiary    291,600,000    291,400      1,797,999                         2,089,599

Common shares issued for:
 Services                      7,221,925      7,222         28,778                            36,000

Net loss for the year                                                         (445,739)     (445,739)
                             ___________  _________         ______         ___________    __________
Balance February 29, 1988    590,221,925    590,222      1,838,735            (651,577)    1,747,380

Net loss for the year                                                       (1,405,036)   (1,405,036)
                             ___________  _________         ______         ___________    __________
Balance February 28, 1989    590,221,925    590,222      1,838,735          (2,086,613)      342,344

          See accompanying notes to consolidated financial statements.


                         Ventures National Incorporated
                            Statements of Cash Flows
                              For the Years Ended

                                        February 28,    February 29,    February 28,
                                            1989            1988           1987
                                        ___________     ___________     ___________
Cash flow from operating activities:
 Net Income (loss)                      $(1,405,036)    $  (445,739)    $  (217,271)
 Adjustments to reconcile net income
  to net cash:
  Depreciation                               59,183          50,110          52,391
  (Increase) decrease in account receivable  (7,834)          5,675          (7,675)
  Write off of notes receivable-related
  affiliates                                153,990               -               -
  (Increase) decrease in prepaid inventory (235,040)       (406,972)        670,848
  (Increase) decrease in prepaid espenses       581               -               -
  Write off of investements                 300,000               -               -
  Transfer of fixed assets to officers       84,743               -               -
  (Increase) decrease in other assets        28,811          21,684         (80,658)
  Increase (decrease) in accounts payable
  and accrued expenses                       34,773         203,607         (15,720)
  Common stock issued for services                -          36,000               -
  Increase (decrease) in unearned revenue   656,396         450,759      (1,263,167)
                                        ___________     ___________     ___________
  Net cash flow from operations            (329,433)        (82,112)       (864,668)

Cash flow from investing activities:
  (Increase) in investments                (150,000)       (150,000)              -
  Purchase of fixed assets                   (7,425)       (152,214)        (51,157)
                                        ___________     ___________     ___________
  Net cash flow from investing activities: (157,425)       (302,214)        (51,157)

Cash flow from financing activities:
  Issuance of stock                               -       2,089,599               -
  (Increase) decrease in accounts
  receivable - officers                     316,443        (390,697)              -
  (Increase) in notes reveivable - related
  party                                    (153,990)       (350,000)              -
  Repayment of notes reveivable - related
  party                                     350,000               -               -
  Increase (decrease) in long-term debt
  and notes payable                         (25,000)       (759,992)        733,429
  (Increase) in treasury stock                    -               -         (31,000)
  Increase (decrease) in due to officers    (93,895)        (90,075)         20,930
                                        ___________     ___________     ___________
  Net cash flow from financing activities   393,558         498,835         723,359

Net increase (decrease) in cash and cash
  equivalents                               (93,300)        114,509        (192,466)

Beginning cash and cash equivalents         257,379         142,870         335,336

Ending cash and cash equivalents          $ 164,079       $ 257,379       $ 142,870
                                        ===========     ===========     ===========

                         Ventures National Incorporated
                            Statements of Cash Flows
                              For the Years Ended
                                  (Continued)

                                        February 28,    February 29,    February 28,
                                            1989            1988           1987
                                        ___________     ___________     ___________
Noncash investing and financing activities:
  Transfer of fixed assets to officers  $    84,743     $         -     $         -
  Issuance of common stock for services $         -     $    36,000     $         -
  Write off of investments              $   300,000     $         -     $         -
  Write off of note receivableaffiliate $   153,990     $         -     $         -


Supplemental disclosure of cash flow information:
  Cash paid for :    Income taxes       $         -     $         -     $         -
                     Interest           $     9,750     $    15,334     $    25,367

Disclosure of accounting policy:

The Company has elected to report its cash flow information using the indirect methond prescribed by FASB Statement No. 95.

Cash and cash equivalents consist of cash and other highly liquid debt instruments purchased with a maturity of less than three months.


          See accompanying notes to consolidated financial statements.

                         Ventures-National Incorporated
                   Notes to Consolidated Financial Statements
                                February 28, 1989

Note 1. Summary of significant accounting principles

The Company was incorporated in the State of Florida, in January 1983, and is engaged primarily in the manufacturing of electronic components used for replacement parts. Substantially all of the company's revenues are derived from prime contracts with the U.S. Government agencies. In addition, the Company, through a wholly- owned subsidiary, markets consumer related sports products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see notes 8 and 11). All material intercompany accounts and transactions have been eliminated.

INVENTORY

Inventory is valued at the lower of cost or market on a first-in, first-out basis and consists primarily of raw materials and work in process related to government contracts and finished consumer products.

DEPRECIATION & AMORTIZATION

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of three to ten years. Repairs and maintenance are charged to operations as incurred.

REVENUE AND COST RECOGNITION

The Company recognizes revenue and related costs from its supply type contracts currently, as goods are shipped.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, repairs and applicable depreciation costs. General and administrative costs are charged to expense as incurred. Amount collected on progress billings for goods which are not yet shipped are classified as unearned revenues.

INCOME TAXES

The Company uses the completed contract method of accounting for income tax purposes. In addition, it uses the ACRS method of depreciation for income taxes. Deferred taxes, when applicable, will be provided to reflect the income tax effects of amounts included for financial purposes in different periods than for tax purposes.

                         Ventures-National Incorporated
                   Notes to Consolidated Financial Statements
                                   (Continued)

Note 1. Summary of Significant Accounting Policies (Continued)

EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is determined by dividing the net income (loss) for the year by the weighted average number of common shares outstanding. Common stock equivalents have not been considered in the computation as their effect would be anti-dilutive.

Note 2. Basis of Presentation

The accompanying financial statements have been prepared on a "going concern" basis which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

The Company has incurred operating losses during the three years ended February 28, 1989, amounting to $1,405,036, $445,739, and $212,271. In addition, the
Company ceased its business operations on June 1, 1989, pending its negotiations with the US Government to reinstate contract related progress payments.

During the three years ended February 28, 1989, the Company has not generated positive cash flow from operations and there can be no assurance that the trend will not continue. Profitable operations are dependent upon, among other factors, the Company's ability to fulfill its delivery obligations under its government contracts.

The Company is unable to project a level of revenue which would allow a reversal of its history of operating losses in the near future. In this regard the Company has undertaken the following subsequent to February 28, 1989:

The Company is negotiating with the US Government to reinstate the payments due under certain of its contracts.

The Company is actively seeking a Company in a similar line of business with which it can merge its operations.

Continuation of the Company as a going concern is dependent upon future profitable operations and/or obtaining addition financing.

                         Ventures-National Incorporated
                   Notes to Consolidated Financial Statements
                                   (Continued)

Note 3. Notes Receivable - Related Party
  Notes receivables - related party consists of the following:

                                        February 28,            February 29,
                                           1989                     1988
                                        ___________             ___________
16% note due from an affiliated
company (see note 10)  due
April 15, 1988, secured by a
second mortgage of real estate          $         -             $   350,000

12% advance to an affiliated party
due on demand, secured by certain
common stock (this advance has been
reserved at February 28, 1989)
(see note 10)                               153,990                       -

Less amount reserved                       (153,990)                      -
                                        ___________             ___________
                                        $         -             $   350,000
                                        ===========             ===========

Note 4. Inventory.
Amounts included in inventory consist of the following:

                                        February 28,            February 29,
                                           1989                     1988
                                        ___________             ___________

Raw materials                           $ 1,245,595             $   832,592
Work in process                             272,852                 292,217
Finished goods                               13,962                 172,570
                                        ___________             ___________
                                        $ 1,532,419             $ 1,297,379
                                        ===========             ===========

Note 5. Fixed Assets.

Property and equipment consists of the following:

                                        February 28,            February 29,
                                           1989                     1988
                                        ___________             ___________

Land and building                       $   157,674             $   197,674
Machinery and equipment                     159,757                 152,482
Furniture and fixtures                       57,705                  57,555
Leasehold improvements                       44,643                  44,643
Automotive equipment                              -                       -
Aviation equipment                                -                  87,030
                                        ___________             ___________
                                            419,779                 590,608
Less: Accumulated depreciation              178,755                 213,083
                                        ___________             ___________
                                        $   241,024             $   377,525

Depreciation expense was $59,183, $50,110, and $52,391 for the years ended February, 1989, 1988 and 1987, respectively.

                         Ventures-National Incorporated
                   Notes to Consolidated Financial Statements
                                   (Continued)

Note 6. Long-Term Debt.

Long-term debt consists of the following:
                                    February 28,          February 29,
                                        1989                  1988
                                    ___________           ____________

10% mortgage, payable interest
only, quarterly, in the amount
of $2,250, with the balance due
October 3, 1988, secured by
land and building (currently in
default)                            $    65,000          $      90,000

Less current portion                     65,000                 90,000
                                    ___________           ____________
                                              -                      -
                                    ===========           ============
Maturities of long-term debt are as follows:

Note 2. Commitments

On February 1, 1983, the Company entered into an employment agreement with one of its officers, who is also a significant shareholder. The contract is for a period of four years and may be extended at the option of said officer for an additional 2 years. The contract calls for an annual base salary of $85,000 plus a bonus of 1% of new quarterly backlog, plus 2% of quarterly billings, plus 5% of net profit before taxes. In addition, the contract calls for interest at the rate of 10% per annum on any unpaid amounts pursuant to the contract. This interest, which is not material in amount, has been waived through February 28, 1988. Said officer also has the right to purchase up to 25% of any new stock offered by the Company. The Company has recognized expenses of $128,783, $139,589, and $ 160,783, during the years ended February, 1989, 1988, 1987, respectively in its statements of operations pursuant to this employment agreement. This officer was indebted to the Company in the amount of $66,559 at February 28, 1989, and the Company was indebted to this officer in the amount of $93,895, at February 29, 1988.

During March, 1988, the Company entered into a three year lease for its office and shop facilities with one of its officers for $6,000 per month (see note 10).

        Minimum annual rental payments are as follows:

        Year Ended February,        Amount
        ___________________         ________
                1990                $ 72,000
                1991                $ 72,000

Rent expense was $73,000, for the year ended February, 1989.

                         Ventures-National Incorporated
                   Notes to Consolidated Financial Statements
                                   (Continued)

Note 8. Common Stock

During March, 1987, the Company completed a reorganization agreement with Ventures-National Incorporated , (Ventures), a Utah corporation whose assets consisted principally of cash aggregating $2,100,000. In conjunction therewith, Ventures issued 291,400,000 shares of its restricted common stock in exchange for all of the issued and outstanding shares of the Company. The accompanying financial statements have been restated to give effect to this transaction which has been accounted for as though it were a recapitalization of the Company and sale by the Company of 291,600,000 shares of its common stock for $2,100,000, less expenses associated with the reorganization. All per share amounts have been restated to give effect to this reorganization.

During the year ended February 28, 1987, the Company repurchased 12,877,500 shares of its common stock for $31,000.

During the year ended February 29, 1988, the Company issued 7,221,925 shares of its common stock valued at $36,000 in exchange for services.

Note 9. Income Taxes

The Company has net operating loss carryforwards at February 28, 1989, approximating $2,000,000 which expire through the year 2004.

The tax benefits from the carryforwards will be recorded as extraordinary income when realized.

Note 10. Related Party Transactions.

During the year ended February 23, 1989, the Company advanced $153,990 to an affiliate. This advance was not repaid upon the Company's demand and the Company has commenced legal proceedings to collect the debt. This debt has been reserved at February 28, 1989 (see note 3).

During the year ended February 28, 1989, the Company transferred certain automotive and aviation equipment with the original costs aggregating $178,253 and net book values aggregating $84,743 to two of its officers as partial payment on certain debts to said officers and for salary payments. These assets were transferred at their net book values of $87,743.

During August, 1987, the Company advanced $350,000 to Lake Grove Village, Inc. (Lake Grove), a Florida corporation. One of the Company's officers owns 24% of the issued and outstanding shares of Lake Grove. The note, which is secured by a second mortgage on real property, was due on November 27, 1987, and subsequently extended to April 15, 1988, (see note 3). This note was repaid during the year ended February 28, 1989.

                         Ventures-National Incorporated
                   Notes to Consolidated Financial Statements
                                   (Continued)

Note 10. Related Party Transactions (Continued)

During October, 1987, the Company advanced $150,000 to World Bass Association, Inc. (Bass), a Florida corporation, for working capital. Subsequently the Company cancelled this $150,000 note in exchange for a 10% interest in Bass. As there was no public market for those securities, the Company had included this investment at its cost of $150,000 in other investments at February 29, 1988. During the year ended February 28, 1989, Bass ceased operations and the $150,000 investment was written off by the Company. One of the Company's officers owned 26% of the issued and outstanding shares of Bass.

During September, 1987, the Company acquired land and a building for $395,000. During February, 1988, one of the Company's officers purchased the land and building from the Company for $395,000 including $300,000 in cash and the cancellation of $95,000 of the amount due to said officer. The Company received the $300,000 cash payment and $90,697 of the amount due to the officer was cancelled on March 4, 1988. The Company has included the $390,697 as accounts receivable-officer at February 29, 1988. (see note 7).

Note 11. Acquisitions

During April, 1986, the Company acquired the assets, consisting principally of inventory and license rights, of Dolphin Technological Industries of Florida, Inc. (Dolphin) for $597,204. Dolphin markets sports related consumer products under license from various professional and amateur sports organizations. The acquisition has been accounted for as a purchase transaction, and the consolidated financial statements include the accounts of Dolphin from the purchase date to the date of the financial statements for the year ended February 28, 1987, and for the years, ended February 29, 1988, and February 28, 1989.

During the year ended February 28, 1989, the Company acquired a 50% interest in TwiStar Corporation, a development stage company which was to engage in an electronic specialty business, in exchange for $150,000. In addition, the Company advanced TwiStar an additional $19,000. TwiStar had no significant operations during the year ended February 28, 1989. Because the value of the investment is questionable the Company has elected to write off the $169,000 at February 28, 1989.

Note 12. Contingencies

The Company is currently in default on delivery of certain items related to its government contracts and the US government has ceased making payments. This curtailment of payments, if not corrected in the near future will adversely effect the Company's business operations (see note 2).